GREAT PANTHER SILVER LIMITED

2011 ANNUAL GENERAL MEETING

     held on
June 30, 2011

REPORT ON VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Resolutions Voted Upon		Outcome of Vote

1.	Appointing KPMG LLP, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual meeting of shareholders:	Carried on a show of hands.

2.	Setting the number of directors at five:	Carried on a show of hands.

3.	Electing the following nominees as directors of the Company until the next annual meeting of shareholders:	Carried on a show of hands.

Kaare G. Foy
Robert A. Archer
John T. Kopcheff
Kenneth W. Major
R.W. (Bob) Garnett

DATED June 30, 2011

‘Kaare G. Foy”

_______________________________________
Kaare G. Foy
Executive Chairman